UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-32199

Ship Finance International Limited

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the six months ended June 30, 2012. Also, attached hereto as Exhibit 99.1 is a list of the Company’s significant subsidiaries. In addition, attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-170598), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2010.

SHIP FINANCE INTERNATIONAL LIMITED

As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the six months ended June 30, 2012

General

We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. We operate through our vessel owning and other subsidiaries incorporated in Bermuda, Liberia, Norway, Cyprus, Singapore, Malta, the Marshall Islands and the United Kingdom. Our principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-9500.

We were formed in 2003 as a wholly owned subsidiary of Frontline Ltd. (“Frontline”), which is one of the largest operators of large crude oil tankers in the world, and effective January 2004 we purchased from Frontline a fleet of 47 vessels, comprised of 23 Very Large Crude Carriers (“VLCCs”), including an option to acquire one VLCC, 16 Suezmax tankers and eight oil/bulk/ore carriers (“OBOs”).

Since 2005 we have diversified our asset base from the initial two asset types - crude oil tankers and OBOs - to eight asset types, now including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

We are a leading global ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. As of October 1, 2012, we own and operate 61 vessels and drilling units across the tanker, drybulk, container and offshore sectors. In the tanker and drybulk sectors we own and operate 25 crude-oil tankers (which excludes two non-double hull very large crude carriers, or VLCCs, that have been sold and are scheduled to be delivered to their purchasers in the fourth quarter of 2012 and the first quarter of 2013, respectively), three oil/bulk/ore carriers, or OBOs, (which excludes one OBO that has been sold and is scheduled to be delivered to its purchaser in the fourth quarter of 2012), 10 drybulk carriers and two chemical tankers. In the container sector we own and operate nine container vessels and charter-in two container vessels, and in the offshore sector we own and operate six offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling units.

In addition to our operating fleet, we have entered into agreements for the construction of two Handysize drybulk vessels that are scheduled to be delivered to us in fourth quarter 2012 and in the first quarter 2013, respectively, and four 4,800 TEU container vessels that are scheduled to be delivered to us during 2013. Charters with terms ranging between three and seven years have been secured for the two newbuilding drybulk carriers and the four newbuilding container vessels.

As at June 30, 2012, our customers included Frontline, Seadrill Limited (“Seadrill”), North China Shipping Holdings Co. (“NCS”), a subsidiary in the Sinochem Group, Heung-A Shipping Co. Ltd, the CMA CGM Group (“CMA CGM”), Hong Xiang Shipping Holding (Hong Kong) Co. Limited (“Hong Xiang”), Hyundai Glovis Co. Ltd., Western Bulk, Hamburg Süd Group, PT Apexindo Pratama Duta, MCC Transport, Oman Container Line, Orient Overseas Container Line, and Deep Sea Supply Plc (“Deep Sea”). Apart from two container vessels, for which charters are being sought, and five container vessels and four drybulk carriers on short-term charters due to expire between October 2012 and March 2013, the vessels in our fleet have charters attached to them which are generally contracted to expire between two and 15 years from now, providing us with significant, stable base cash flows and high asset utilization provided that our counterparties fully perform under the terms of the respective charters. Some of our charters include purchase options exercisable by the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Recent and Other Developments

In August 2012, we entered into agreements to sell the OBO carrier Front Climber to an unrelated third party and simultaneously terminate the corresponding charter party with a subsidiary of Frontline. In connection with the sale, we expect to receive net proceeds of approximately $9.0 million including a $0.6 million charter termination compensation payment from Frontline. The vessel is scheduled to be delivered to its purchaser in the fourth quarter of 2012.

In July 2012, one of our charterers, Hong Xiang, redelivered four Handysize drybulk carriers before the final maturity of their charters. The agreed charter period was for a term of five years that commenced on the delivery of the vessels from the shipyard during 2011 and 2012. Beijing Jianlong Heavy Industry Group Co. Ltd. (“Jianlong”), a large Chinese industrial conglomerate and Hong Xiang’s parent company, guaranteed the obligations of Hong Xiang under the terms of the charter agreements. We intend to vigorously pursue all available legal options to recover amounts due to us under the charter agreements and claims for damages caused by Hong Xiang’s and Jianlong’s default under the charter agreements. All four vessels are currently redeployed in the market on short-term charters.

In July 2012, the OBO carrier Front Rider was delivered to its new owner. We received net sales proceeds of approximately $10.2 million including compensation receivable from Frontline.

In April 2012, we agreed to terminate the long-term bareboat charter agreements with Horizon Lines LLC (“Horizon Lines”), relating to five 2,800 TEU container vessels. We received termination compensation of $40 million nominal value in second lien notes in Horizon Lines and warrants exercisable into 10% of the common stock of Horizon Lines Inc., the parent company of Horizon Lines. In addition, we received fuel and inventory onboard the vessels, and Horizon Lines has agreed to pay our expenses to reactivate out of layup and reposition the vessels. Three of the five vessels are chartered out on short-term charters and the remaining two vessels have recently been reactivated and are now seeking employment. We intend to employ these vessels in the short-term market until long-term rates recover.

Operating Results

Net income for the six months ended June 30, 2012 was $100.2 million, an increase of 36% from the six months ended June 30, 2011.

(in thousands of $)	6 months ended June 30, 2012	6 months ended June 30, 2011

Total operating revenues	167,749	145,803
Gain on sale of assets and termination of charters	23,926	6,131
Total operating expenses	(77,068)	(69,261)

Net operating income	114,607	82,673
Interest income	13,059	10,821
Interest expense	(47,400)	(49,697)
Other non-operating items, net	(2,748)	2,427
Equity in earnings of associated companies	22,660	27,345

Net income	100,178	73,569

Net operating income for the six months ended June 30, 2012 was $114.6 million, an increase of 39% from the six months ended June 30, 2011, which was principally due to increased profit sharing revenues from the new cash sweep arrangement with subsidiaries of Frontline (the “Frontline Charterers”) described below, the contribution from the delivery of seven new drybulk vessels and gains on the termination of charters with Horizon Lines. Net income increased by $26.6 million due to the increase in net operating income and reduction in net interest expense, offset by an asset impairment charge and lower earnings from associated companies.

Two container vessels chartered in on long-term bareboat charters in 2011, one jack-up drilling rig (sold in June 2011) and three ultra-deepwater drilling units were accounted for under the equity method during 2012 and 2011. The operating revenues of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.

Total operating revenues

(in thousands of $)	6 months ended June 30, 2012	6 months ended June 30, 2011

Direct financing and sales-type lease interest income	33,253	53,592
Finance lease service revenues	33,124	35,731
Profit sharing revenues	29,917	2,409
Time charter revenues	28,072	11,588
Bareboat charter revenues	42,957	42,390
Other operating income	426	93

Total operating revenues	167,749	145,803

Direct financing and sales-type lease interest income arises on our double hull tankers, our OBOs and two offshore supply vessels. In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of the lease.

In the six months ended June 30, 2011, we sold two OBOs which were direct financing lease assets chartered to the Frontline Charterers. The net decrease in lease interest income is due mainly to the amendments made in December 2011, to the charter agreements relating to the double hull tankers and OBOs chartered to the Frontline Charterers, under which the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The compensation received was recorded as repayment of the relevant finance leases and consequently results in lower lease interest income.

The reduction in finance lease service revenue arises mainly from the sales and deliveries of Front Leader, Front Breaker and Front Striver in April 2011, May 2011 and October 2011, respectively.

Profit sharing revenues increased substantially in the six months ended June 30, 2012, compared with the same period in 2011, due to the amendments to the charter agreements made on December 30, 2011, which provide that the Frontline Charterers are obligated to pay the Company 100% of the earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). The cash sweep for any full year is payable in March of the following year. The cash sweep agreement with Frontline had a positive effect of $29.9 million in the six months ended June 30, 2012.

Additionally, the amended charter agreements increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. Of the $106 million compensation payment received in December 2011, $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. During the six months ended June 30, 2012, $2.0 million would have been accrued under the 25% profit share agreement. However, following Frontline’s $50 million prepayment of profit share in December 2011, another $48 million of profit share will need to accumulate before the 25% profit share revenues are recognized in the consolidated accounts.

The increase in time charter revenues for the six months ended June 30, 2012, was mainly due to the contributions of seven new drybulk vessels. Four of the vessels were delivered in the first quarter of 2012 while three were delivered in the second half of 2011.

Bareboat charter revenues are earned by our vessels and rig which are leased under operating leases on a bareboat basis. In the six months ended June 30, 2012, these consisted of five 2,800 TEU container vessels, two 1,700 TEU container vessels, four offshore supply vessels, two chemical tankers, one jack-up drilling rig and three non-double hull VLCCs which became operating lease assets on their anniversary dates in 2010, one of which was subsequently sold in March 2012. The increase in bareboat charter revenues in 2012 is due to the increased revenues from the jack-up drilling rig Soehanah, which was delivered in February 2011, slightly offset by the termination of the bareboat charters relating to the five 2,800 TEU container vessels in April 2012. Overall, total bareboat charter revenues are substantially unchanged.

Cash flows arising from finance leases

The following table sets forth our cash flows from our direct financing and sales-type leases with the Frontline Charterers, subsidiaries of Deep Sea and NCS, and the accounting treatment:

(in thousands of $)	6 months ended June 30, 2012	6 months ended June 30, 2011

Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	33,253	53,592
Finance lease service revenues	33,124	35,731
Direct financing and sales-type lease repayments	29,969	51,058

Total direct financing and sales-type lease payments received	96,346	140,381

Tankers and OBOs chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs, and this is classified as “finance lease service revenue”. If any of the vessels chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.

Gain on sale of assets and termination of charters

Gains of $23.9 million were recorded in the six months ended June 30, 2012, on the disposal of the Front Duke ($2.2 million) and the termination of the bareboat charters relating to the five 2,800 TEU container vessels ($21.7 million) previously chartered to Horizon Lines. The gain on the termination of the bareboat charters comprises of the initial market values of $16.0 million relating to second-lien notes received, $1.7 million relating to warrants received and $4.0 million in fuel and inventory taken over upon redelivery of the vessels.

Gains of $6.1 million were recorded in the six months ended June 30, 2011 on the disposals of the Front Highness, Front Ace, Front Leader and Front Breaker.

Operating expenses

(in thousands of $)	6 months ended June 30, 2012	6 months ended June 30, 2011

Ship operating expenses	44,806	40,320
Depreciation	27,794	23,359
Vessel impairment charge	—	—
Administrative expenses	4,468	5,582

Total operating expenses	77,068	69,261

Ship operating expenses consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. However, no operating expenses are paid to Frontline Management in respect of any vessel which is chartered on a bareboat basis. Ship operating expenses also include operating expenses for the container vessels and drybulk carriers that are operated on a time-charter basis and managed by unrelated third parties.

Ship operating expenses increased by 11% for the six month period ended June 30, 2012, compared with the same period in 2011, primarily as a result of the addition of seven new drybulk carriers and the termination of the bareboat charters with Horizon Lines in April 2012 relating to five 2,800 TEU container vessels, following which we incur operating expenses on the vessels. The increase was slightly offset by the sales of Front Ace, Front Leader, Front Breaker and Front Striver in 2011.

Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase from 2011 to 2012 is primarily due to the delivery of seven new drybulk carriers, four of which were delivered in the first quarter of 2012 while three were delivered in the second half of 2011.

The reduction in administrative expenses from 2011 to 2012 is primarily due to legal expenses and salaries, including the fair value cost of stock options awarded to directors and employees.

Interest income

Interest income increased by 21% in 2012, mainly as a result of investments made during 2011 in available-for-sale securities and loans of $50 million linked to the container vessels CMA CGM Magellan and CMA CGM Corte Real. In addition, interest was also accrued for the six months ended June 30, 2012, in relation to the $40 million second lien notes received from Horizon Lines.

Interest expense

(in thousands of $)	6 months ended June 30, 2012	6 months ended June 30, 2011

Interest on floating rate loans	19,540	21,925
Interest on Norwegian kroner (“NOK”) floating rate bonds	2,607	2,862
Interest on 8.5% Senior Notes	11,589	12,258
Interest on 3.75% convertible bonds	2,331	1,823
Swap interest expense	8,491	8,418
Other interest	6	—
Amortization of deferred charges	2,836	2,411

Total interest expense	47,400	49,697

At June 30, 2012, the Company including its consolidated subsidiaries had total debt outstanding of $1.9 billion (June 30, 2011: $2.0 billion) which comprised of $274 million net outstanding principal amount of 8.5% senior notes (June 30, 2011: $281 million), $73 million (NOK437 million) net outstanding principal amount of NOK floating rate bonds (June 30, 2011: $89 million, NOK476 million), $125 million net outstanding principal amount of 3.75% convertible bonds (June 30, 2011: $125 million) and $1.4 billion under floating rate secured long term credit facilities (June 30, 2011: $1.5 billion). The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.49% in the six months ended June 30, 2012 and 0.29% in the six months ended June 30, 2011. The overall decrease in interest expense for the six month period ended June 30, 2012 compared with the same period in 2011 is mainly due to the prepayment of $156 million of the floating rate loans in December 2011, which was partially offset by the rise in LIBOR.

The decrease in interest payable on 8.5% Senior Notes and the NOK floating rate bonds is due to the repurchase of the notes in 2011 and 2012. The increase in interest payable on the 3.75% convertible bonds is due to its issue date in February 2011.

At June 30, 2012, the Company including its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $0.9 billion of floating rate debt at a weighted average rate of 3.08% per annum (December 2011: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.37% per annum).

As reported above, three ultra-deepwater drilling units, one jack-up drilling rig (sold in June 2011) and two chartered-in container vessels, were accounted for under the equity method in 2012 and 2011. Their non-operating expenses, including interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” below.

Other non-operating items

In the six months ended June 30, 2012, other non-operating items amounted to a net cost of $2.7 million, compared to a net income of $2.4 million for the six months ended June 30, 2011. Other non-operating items for the six months ended June 30, 2012, consist mainly of impairment charges taken against the carrying value of the Company’s equity investment in Sea Change Maritime LLC ($2.9 million), a private company which owns and operates container vessels and against the carrying value of the Company’s investment in warrants to acquire 10% of the fully diluted common stock of Horizon Lines Inc. ($0.5 million), which was received as part of the termination of bareboat charters relating to five container vessels.

The aggregate impairment loss was partly offset by a $1.2 million gain on the mark-to-market valuation of financial instruments, in particular interest rate and currency swap contracts. The remaining balance relates to loan commitment fees of $0.6 million, partly offset by a $0.1 million gain on the purchase of the NOK floating rate bonds.

Equity in earnings of associated companies

During 2012 and 2011, the Company had certain wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 3 of the Consolidated Financial Statements included herein. These investments represent 100% shareholdings in the subsidiaries which own the three ultra-deepwater drilling units and one jack-up drilling rig (sold in June 2011) and lease two container vessels. Equity in earnings in associated companies decreased from $27.3 million in the six months ended June 30, 2011, to $22.7 million in the six months ended June 30, 2012, largely due to the loss of earnings of the jack-up drilling rig sold in June 2011 and allocation of the lease rental payments between interest and capital where lease interest income becomes a progressively smaller proportion as capital is repaid on the lease.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Most of our tankers and OBOs are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels, we will also be affected. However, profit sharing receivable is paid annually and the effects of seasonality will be limited to the timing of our profit sharing and cash sweep revenues.

Liquidity and Capital Resources

At June 30, 2012, we had total cash and cash equivalents of $100.8 million and available for sale securities of $39.7 million. In the six months ended June 30, 2012, we generated cash of $48.2 million from operations and $26.7 million net from investing activities. We used $68.9 million net in financing activities including cash dividends of $0.69 per common share or a total of $54.6 million.

Cash flows provided by operating activities reduced for the six months ended June 30, 2012 to $48.2 million, compared to $93.6 million for the same period in 2011, mainly due to the $6,500 per day reduction in the time charter rate of each vessel chartered to the Frontline Charterers and higher profit share earned in 2010, but received in 2011, than compared to earned in 2011, received in 2012, adversely impacting working capital in 2012. There is also an increase in trade receivables due to non payment of $4.2 million charterhire by Hong Xiang under four time charter agreements.

Net cash provided by investing activities was $26.7 million for the six months ended June 30, 2012, compared to $121.1 million used in the same period in 2011, principally due to the $146.6 million used in acquiring the jack-up drilling rig Soehanah in February 2011. Additionally, investment in newbuildings was $33.4 million higher in 2011, while repayments from capital leases was $21.1 million higher and proceeds from the sale of vessels was $36.5 million higher.

Net cash outflow from financing activities for the six months ended June 30, 2012 was $68.9 million, compared with $29.1 million net cash inflow in the same period in 2011. The $98.0 million increase in cash outflow from financing activities comprises; a swing of $116.7 million in net repayment of bank debt of $9.9 million in the six months ended June 30, 2012, compared to a net drawdown of $106.8 million for the same period in 2011; a $1.5 million payment in lieu of issuing shares following the exercise of share options by an employee; offset by a reduction in dividends paid ($6.3 million); lower fees incurred on entering into loan facilities ($2.7 million) and less activity in the repurchase of treasury bonds ($11.1 million).

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

Security and Collateral

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes all of the vessels and the drilling units that are currently owned by the Company; and (iv) a first priority security interest over all earnings and proceeds of insurance with respect to the assets in the relevant asset owning subsidiaries.

SHIP FINANCE INTERNATIONAL LIMITED

INDEX TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Statements of Operations for the six month periods ended June 30, 2012 and June 30, 2011 and for the year ended December 31, 2011	Page F-2

Unaudited Condensed Consolidated Statements of Comprehensive Income for the six month periods ended June 30, 2012 and June 30, 2011 and for the year ended December 31, 2011	Page F-3

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2012 and December 31, 2011	Page F-4

Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2012 and June 30, 2011 and for the year ended December 31, 2011	Page F-5

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2012 and 2011 and for the year ended December 31, 2011	Page F-6

Notes to Unaudited Condensed Financial Statements	Page F-7

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

for the six month periods ended June 30, 2012 and June 30, 2011 and the year ended December 31, 2011

(in thousands of $, except per share amounts)

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
Operating revenues
Direct financing lease interest income - related parties	29,954	50,123	97,757
Direct financing lease interest income - other	3,299	3,469	6,859
Finance lease service revenues - related parties	33,124	35,731	69,992
Profit sharing revenues - related parties	29,917	2,409	482
Time charter revenues - related parties	—	660	660
Time charter revenues - other	28,072	10,928	28,789
Bareboat charter revenues - related parties	10,272	10,368	21,276
Bareboat charter revenues - other	32,685	32,022	69,003
Other operating income	426	93	296

Total operating revenues	167,749	145,803	295,114

Gain on sale of assets and termination of charters	23,926	6,131	8,468

Operating expenses
Ship operating expenses - related parties	33,844	36,615	71,283
Ship operating expenses - other	10,962	3,705	9,780
Depreciation	27,794	23,359	49,929
Administrative expenses - related parties	235	277	504
Administrative expenses - other	4,233	5,305	9,381

Total operating expenses	77,068	69,261	140,877

Net operating income	114,607	82,673	162,705

Non-operating income / (expense)
Interest income - related parties, associated companies	9,788	9,788	19,575
Interest income - other	3,271	1,033	3,826
Interest expense - other	(47,400)	(49,697)	(103,378)
Gain/ (loss) on repurchase of bonds	129	(363)	521
Gain on sale of investment in associated company	—	4,064	4,064
Long-term investment impairment charge	(3,353)	—	—
Other financial items, net	476	(1,274)	(7,040)

Net income before equity in earnings of associated companies	77,518	46,224	80,273

Equity in earnings of associated companies	22,660	27,345	50,902

Net income	100,178	73,569	131,175

Per share information:
Basic earnings per share	$1.27	$0.93	$1.66
Diluted earnings per share	$1.22	$0.91	$1.62

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the six month periods ended June 30, 2012 and June 30, 2011 and the year ended December 31, 2011

(in thousands of $)

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011

Net income	100,178	73,569	131,175

Fair value adjustments to hedging financial instruments	(11,035)	(1,570)	(19,467)
Fair value adjustments to hedging financial instruments in associated companies	11,090	8,040	20,074
Reclassification into net income of previous fair value adjustments to hedging financial instruments	27	—	1,756
Fair value adjustments to available for sale securities	601	51	(327)
Other comprehensive (loss)/ income	(3)	72	(16)

Other comprehensive income, net of tax	680	6,593	2,020

Comprehensive income	100,858	80,162	133,195

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

as at June 30, 2012 and December 31, 2011

(in thousands of $, except share data)

	June 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	100,788	94,915
Available for sale securities	39,664	23,324
Trade accounts receivable	6,393	210
Due from related parties	30,451	9,775
Other receivables	1,346	2,606
Inventories	4,995	1,228
Prepaid expenses and accrued income	1,297	545
Investment in direct financing and sales-type leases, current portion	59,531	60,160

Total current assets	244,465	192,763

Vessels and equipment	1,164,742	1,062,295
Accumulated depreciation on vessels and equipment	(190,760)	(165,465)

Vessels and equipment, net	973,982	896,830
Newbuildings	61,965	123,750
Investment in direct financing and sales-type leases, long-term portion	1,135,736	1,159,900
Investment in associated companies	203,588	169,838
Loans to related parties - associated companies, long-term	248,775	274,184
Loans to others, long-term	50,000	50,000
Other long-term investments	1,252	3,140
Deferred charges	24,327	25,723

Total assets	2,944,090	2,896,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	209,378	150,342
Trade accounts payable	911	681
Due to related parties	6,704	4,421
Accrued expenses	8,895	9,370
Other current liabilities	8,509	9,334

Total current liabilities	234,397	174,148

Long-term liabilities
Long-term debt	1,689,905	1,760,122
Financial instruments (long term): mark to market valuation	89,170	79,870
Other long-term liabilities	23,157	24,897

Total liabilities	2,036,629	2,039,037

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($1 par value; 125,000,000 shares authorized; 79,225,000 and 79,125,000 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively)	79,125	79,125
Additional paid-in capital	60,541	61,670
Contributed surplus	553,630	548,354
Accumulated other comprehensive loss	(72,414)	(62,004)
Accumulated other comprehensive loss - associated companies	(13,647)	(24,737)
Retained earnings	300,226	254,683

Total stockholders’ equity	907,461	857,091

Total liabilities and stockholders’ equity	2,944,090	2,896,128

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six month periods ended June 30, 2012 and June 30, 2011 and the year ended December 31, 2011

(in thousands of $)

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
Operating activities
Net income	100,178	73,569	131,175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,794	23,359	49,929
Long-term investment impairment charge	3,353	—	—
Amortization of deferred charges	2,836	2,411	7,131
Amortization of seller’s credit	(977)	(1,027)	(2,047)
Equity in earnings of associated companies	(22,660)	(27,345)	(50,902)
Gain on sale of assets and termination of charters	(23,926)	(6,131)	(8,468)
Gain on sale of investment in associated company	—	(4,064)	(4,064)
Adjustment of derivatives to market value	(1,190)	265	4,408
(Gain)/ loss on repurchase of bonds	(129)	363	(521)
Other	(911)	182	67
Changes in operating assets and liabilities
Trade accounts receivable	(6,183)	(2,529)	864
Due from related parties	(28,224)	27,285	29,113
Other receivables	1,260	3,012	1,921
Inventories	(1,241)	(71)	(744)
Prepaid expenses and accrued income	(752)	(66)	(218)
Trade accounts payable	230	(198)	232
Accrued expenses	(475)	1,057	2,589
Other current liabilities	(825)	3,480	3,196

Net cash provided by operating activities	48,158	93,552	163,661

Investing activities
Repayments from investments in direct financing and sales-type leases	29,969	51,058	204,874
Additions to newbuildings	(55,662)	(89,080)	(156,223)
Purchase of vessels	—	(146,562)	(151,562)
Proceeds from sales of vessels and termination of charters	24,008	60,551	71,461
Proceeds from sale of investment in associated company	—	37,048	37,048
Net amounts received from associated companies	27,657	27,068	56,702
Costs of other long-term investments	—	(50,000)	(50,000)
Redemption/ (Purchase) of available for sale securities	678	(16,796)	(23,763)
Redemption of restricted cash	—	5,601	5,601

Net cash provided by/ (used in) investing activities	26,650	(121,112)	(5,862)

Financing activities
Repurchase of bonds	(1,505)	(12,579)	(23,230)
Proceeds from issuance of short-term and long-term debt	69,022	255,980	408,592
Repayments of short-term and long-term debt	(78,917)	(149,194)	(394,747)
Debt fees paid	(1,445)	(4,186)	(17,822)
Payments in lieu of issuing shares for exercised share options	(1,455)	—	—
Cash dividends paid	(54,635)	(60,927)	(122,644)

Net cash (used in)/ provided by financing activities	(68,935)	29,094	(149,851)

Net change in cash and cash equivalents	5,873	1,534	7,948
Cash and cash equivalents at start of the period	94,915	86,967	86,967

Cash and cash equivalents at end of the period	100,788	88,501	94,915

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	45,070	45,825	94,228

The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

for the six month periods ended June 30, 2012 and June 30, 2011 and the year ended December 31, 2011

(in thousands of $, except number of shares)

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
Number of shares outstanding
At beginning of period	79,125,000	79,125,000	79,125,000
Shares issued (see Note 6)	100,000	—	—

At end of period	79,225,000	79,125,000	79,125,000

Share capital
At beginning of period	79,125	79,125	79,125
Shares issued (see Note 6)	100	—	—
Loan advanced for share subscription (see Note 6)	(100)	—	—

At end of period	79,125	79,125	79,125

Additional paid-in capital
At beginning of period	61,670	60,261	60,261
Employee stock options issued	326	599	1,409
Payments in lieu of issuing shares	(1,455)	—	—
Shares issued (see Note 6)	585	—	—
Loan advanced for share subscription (see Note 6)	(585)	—	—

At end of period	60,541	60,860	61,670

Contributed surplus
At beginning of period	548,354	532,143	532,143
Amortization of deferred equity contributions	5,276	9,131	16,211

At end of period	553,630	541,274	548,354

Accumulated other comprehensive loss
At beginning of period	(62,004)	(43,950)	(43,950)
Loss on hedging financial instruments reclassified into earnings	27	—	1,756
Fair value adjustments to hedging financial instruments	(11,035)	(1,570)	(19,467)
Fair value adjustments to available for sale securities	601	51	(327)
Other comprehensive income/(loss)	(3)	72	(16)

At end of period	(72,414)	(45,397)	(62,004)

Accumulated other comprehensive loss - associated companies
At beginning of period	(24,737)	(44,811)	(44,811)
Fair value adjustment to hedging financial instruments	11,090	8,040	20,074

At end of period	(13,647)	(36,771)	(24,737)

Retained earnings
At beginning of period	254,683	246,152	246,152
Net income	100,178	73,569	131,175
Dividends declared	(54,635)	(60,927)	(122,644)

At end of period	300,226	258,794	254,683

Total Stockholders’ Equity	907,461	857,885	857,091

The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Notes to the Unaudited Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed interim unaudited financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2011. The results of operations for the interim period ended June 30, 2012 are not necessarily indicative of the results for the entire year ending December 31, 2012.

Basis of Accounting

The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated on consolidation.

Consolidation of variable interest entities

A variable interest entity is defined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 “Consolidation” (“ASC 810”) as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

FASB ASC 810 requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as “Investment in associated companies” and its share of the investees’ earnings or losses in the consolidated statements of operations as “Equity in earnings of associated companies”.

Use of accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, finance lease service revenues and profit sharing arrangements.

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized in income over the period to which the receipt relates.

Rental payments from capital leases, which are either direct financing leases or sales-type leases, are allocated between lease service revenue, if applicable, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized.

Available for sale securities

Available for sale securities held by the Company consist of corporate bonds, which earn interest income. Any premium paid on acquisition is amortized over the life of the bond. Available for sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income.

Vessels and equipment (including operating lease assets)

Vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our offshore assets, including drilling rigs and drillships, is 30 years and for all other vessels it is 25 years. These are common life expectancies applied in the shipping and offshore industries.

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated scrap value or the option price at the next option date, as appropriate.

This accounting policy for fixed assets has the effect that if an option is exercised there will be either a) no gain or loss on the sale of the asset or b) in the event that the option is exercised at a price in excess of the net book value at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners, under the heading “gain on sale of assets and termination of charters”.

Newbuildings

The carrying value of vessels under construction (“newbuildings”) represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase instalments and other capital expenditures together with capitalized loan interest and associated finance costs. No charge for depreciation is made until a newbuilding is put into operation.

Investment in Capital Leases

Leases (charters) of our vessels where we are the lessor are classified as either capital leases or operating leases, based on an assessment of the terms of the lease. For charters classified as capital leases, the minimum lease payments (reduced in the case of time-chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the capital lease.

For capital leases that are direct financing leases, the difference between the gross investment in the lease and the carrying value of the vessel is recorded as unearned lease interest income. The net investment in the lease consists of the gross investment less the unearned income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between “lease interest income” and “repayment of investment in lease” in such a way as to produce a constant percentage rate of return on the balance of the net investment in the direct financing lease. Thus, as the balance of the net investment in each direct financing lease decreases, a lower proportion of each lease payment received is allocated to lease interest income and a greater proportion is allocated to lease repayment. For direct financing leases relating to time chartered vessels, the portion of each time charter payment received that relates to vessel operating costs is classified as “lease service revenue”.

For capital leases that are sales-type leases, the difference between the gross investment in the lease and the present value of its components, that is, the minimum lease payments and the estimated residual value, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. As is the case for direct financing leases, the unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

If at any time the Company and its customer agree to change the provisions of a leasing arrangement, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the FASB ASC Topic 840 “Leases” (“ASC 840”) had such changed terms been in effect at lease inception, the revised agreement shall be considered as a new agreement over its term, and the new agreement would be assessed under ASC Topic 840 to determine whether it is to be classified as either a capital lease or an operating lease.

If the provisions of a capital lease (sales-type or direct financing) are changed in a way that does not constitute a new agreement as described above, but changes the amount of the remaining minimum lease payments, the balance of the minimum lease payments receivable and the estimated residual value (if affected) will be adjusted to reflect the change and the net adjustment will be charged or credited to unearned income.

Where a capital lease relates to a charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the lease at an option date, the rate of amortization of unearned lease interest income is adjusted to reduce the net investment to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

This accounting policy for investments in capital leases has the effect that if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net investment in the lease at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

Other Investments

Other long-term investments are initially recorded at cost or fair value using the best available value indicators. The Company currently has two such investments, one in warrants and one in shares, both of which are not publicly traded. When using this basis of valuation, the investments are carried at their initial value and the Company carries out regular reviews for possible impairment adjustments. Following such a review, an adjustment was made to the carrying value of these assets in 2012, which is reported in the consolidated statement of operations as “Long-term investment impairment charge”.

Deemed Equity Contributions

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value. The difference between the historical carrying value and the net investment in the lease has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in direct financing leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent direct financing lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rig and long-term investments at June 30, 2012 and concluded that the carrying values of its investment in shares and warrants were impaired. The review of the carrying value of long-lived assets as at December 31, 2011 indicated that none of the Company’s asset values were impaired at that date.

Derivatives

Interest rate and currency swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating interest rates into fixed rates over the life of the transactions without an exchange of underlying principal.

The Company also enters into currency swap transactions from time to time to hedge against the effects of exchange rate fluctuations on loan liabilities. Currency swap transactions involve the exchange of fixed amounts of other currencies for fixed US dollar amounts over the life of the transactions, including an exchange of underlying principal. The Company also enters into a combination of interest and currency swaps (“cross currency interest rate swaps”). The fair values of the interest rate and currency swap contracts, including cross currency interest rate swaps, are recognized as assets or liabilities, and for certain of the Company’s swaps, the changes in fair values are recognized in the consolidated statements of operations. When the interest rate and/or currency swap or combination, qualifies for hedge accounting under FASB ASC Topic 815 “Derivatives and Hedging” (“ASC 815”), and the Company has formally designated the swap as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income. If it becomes probable that the hedged forecasted transaction to which these swaps relate will not occur, the amounts in other comprehensive income will be reclassified into earnings immediately.

Drydocking provisions

Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the “expense as incurred” method.

New Accounting Pronouncements

Changes in accounting pronouncements adopted in the current period:

Accounting Standards Update (“ASU”) 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring. The application of this guidance has not had any impact on the Company.

ASU 2011-03, Transfers and Services (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. There is no impact on the Company as a result of this guidance.

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. Changes to ASU 2011-04 have been adopted in fair value measurement and disclosures.

ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU requires all non-owner changes in stockholders’ equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The application of this guidance has been temporarily deferred as a result of the ASU 2011-12 Comprehensive income (220) update.

ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. There is no impact on the Company as a result of this guidance.

ASU 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. In order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company’s disclosures.

ASU 2012-02, Intangibles – Goodwill and Other (Topic 350). This ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. There is no impact on the Company as a result of this guidance.

2.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

Most of the Company’s double-hull Very Large Crude Carriers (“VLCCs”), Suezmaxes and oil/bulk/ore carriers (“OBOs”) are chartered to Frontline Shipping Limited (“Frontline Shipping”) and Frontline Shipping II Limited (“Frontline Shipping II”) on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately three to 15 years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline Ltd. (“Frontline”), a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term.

Two of the Company’s offshore supply vessels are chartered on long-term bareboat charters to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc. (“Deep Sea”), a related party. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of June 30, 2012, 30 of the Company’s assets were accounted for as direct financing leases, all of which are leased to related parties. In addition, two of the Company’s Suezmax tankers leased to non-related parties, Glorycrown and Everbright, were accounted for as sales-type leases.

The following lists the components of the investments in direct financing and sales-type leases as at June 30, 2012, of which Glorycrown and Everbright accounted for $96.4 million:

(in thousands of $)	June 30, 2012	December 31, 2011

Total minimum lease payments to be received	2,084,010	2,181,586
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(596,273)	(629,397)

Net minimum lease payments receivable	1,487,737	1,552,189
Estimated residual values of leased property (un-guaranteed)	352,328	352,328
Less: unearned income	(470,000)	(503,921)

	1,370,065	1,400,596
Less: deferred deemed equity contribution	(159,195)	(164,471)
Less: unamortized gains	(15,603)	(16,065)

Total investment in direct financing and sales-type leases	1,195,267	1,220,060

Current portion	59,531	60,160
Long-term portion	1,135,736	1,159,900

	1,195,267	1,220,060

3.	INVESTMENT IN ASSOCIATED COMPANIES

At June 30, 2012 and December 31, 2011, the Company has the following participation in investments that are recorded using the equity method:

	June 30, 2012	June 30, 2011	December 31, 2011

SFL West Polaris Limited (“SFL West Polaris”)	100.00%	100.00%	100.00%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	100.00%	100.00%
Bluelot Shipping Company Limited (“Bluelot”)	100.00%	100.00%	100.00%
SFL Corte Real Limited (“Corte Real”)	100.00%	100.00%	100.00%
Rig Finance II Limited (“Rig Finance II”)	—	—	—

Summarized balance sheet information of the Company’s equity method investees is as follows:

(in thousands of $)	As of June 30, 2012
	TOTAL	Bluelot	Corte Real	Rig Finance II	SFL West Polaris	SFL Deepwater

Current assets	215,307	2,856	2,809	—	69,915	139,727
Non-current assets	1,573,832	—	—	—	510,688	1,063,144

Total assets	1,789,139	2,856	2,809	—	580,603	1,202,871

Current liabilities	186,545	—	—	—	60,550	125,995
Non-current liabilities	1,399,006	—	—	—	455,451	943,555

Total Liabilities	1,585,551	—	—	—	516,001	1,069,550

Total stockholders’ equity	203,588	2,856	2,809	—	64,602	133,321

(in thousands of $)	As of December 31, 2011
	TOTAL	Bluelot	Corte Real	Rig Finance II	SFL West Polaris	SFL Deepwater

Current assets	225,958	1,751	1,690	—	86,641	135,876
Non-current assets	1,663,530	—	—	—	535,967	1,127,563

Total assets	1,889,488	1,751	1,690	—	622,608	1,263,439

Current liabilities	201,355	20	4	—	77,282	124,049
Non-current liabilities	1,518,295	—	—	—	494,224	1,024,071

Total Liabilities	1,719,650	20	4	—	571,506	1,148,120

Total stockholders’ equity	169,838	1,731	1,686	—	51,102	115,319

Summarized statement of operations information of the Company’s equity method investees is as follows:

(in thousands of $)	6 months ended June 30, 2012
	TOTAL	Bluelot	Corte Real	Rig Finance II	SFL West Polaris	SFL Deepwater

Operating revenues	76,382	9,772	9,809	—	21,187	35,614
Net operating revenues	59,042	1,125	1,124	—	21,185	35,608
Net income	22,660	1,125	1,123	—	5,767	14,645

(in thousands of $)	6 months ended June 30, 2011
	TOTAL	Bluelot	Corte Real	Rig Finance II	SFL West Polaris	SFL Deepwater

Operating revenues	76,639	5,005	4,623	3,550	24,074	39,387
Net operating revenues	68,121	583	536	3,545	24,072	39,385
Net income	27,345	583	536	2,815	6,744	16,667

(in thousands of $)	Year ended December 31, 2011
	TOTAL	Bluelot	Corte Real	Rig Finance II	SFL West Polaris	SFL Deepwater

Operating revenues	155,514	14,499	14,108	3,550	46,771	76,586
Net operating revenues	130,311	1,731	1,686	3,544	46,767	76,583
Net income	50,902	1,731	1,686	2,818	12,806	31,861

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. (“Seadrill Polaris”), a wholly owned subsidiary of Seadrill Limited (“Seadrill”) whose performance under the leasing arrangement is fully guaranteed by Seadrill. In July 2008, SFL West Polaris entered into a $700.0 million term loan facility and at June 30, 2012, the balance outstanding under this facility was $431.1 million. The Company guaranteed $70.0 million of this debt at June 30, 2012. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”) and Seadrill Offshore AS (“Seadrill Offshore”), two wholly owned subsidiaries of Seadrill whose performances under the leasing arrangements are fully guaranteed by Seadrill. In September 2008, SFL Deepwater entered into a $1,400.0 million term loan facility and at June 30, 2012 the balance outstanding under this facility was $880.8 million. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide the charterers with various call options to acquire the rigs at certain dates throughout the charters. In addition, there is an obligation for the charterers to purchase the rigs at fixed prices at the end of the charters, which expire in 2023.

Rig Finance II was a 100% owned subsidiary of Ship Finance, incorporated in 2007 for the purpose of holding a jack-up drilling rig and leasing that rig to Seadrill Prospero Limited. The rig was chartered on a bareboat basis and the terms of the charter initially provided the charterer with various call options to acquire the rig at certain dates throughout the charter. In May 2011, the charterer advised the Company of its intention to exercise its option to acquire the rig at the option price of $133.1 million, and the transaction was effected in June 2011 as a sale of Rig Finance II. The Company recorded a gain of $4.1 million on the sale, which is presented as “Gain on sale of investment in associated company”. The acquisition of the rig in 2007 was partly financed by a $170 million term loan facility entered into by Rig Finance II, of which $20 million was guaranteed by Ship Finance. The Company has agreed to continue to provide this $20 million guarantee until the loan facility is fully repaid by Rig Finance II, against a guarantee fee receivable from its parent company, Seadrill and with full indemnification by Seadrill.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 twenty-foot equivalent unit (“TEU”) container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing those vessels out on time charter basis to CMA CGM. The vessels are owned by unrelated third party entities, formed specially to acquire them from CMA CGM. The vessels, each of which cost its owner $171 million, were financed by a consortium of lenders through a French tax lease structure, including investment loans from Ship Finance of $25 million per vessel, which earn a fixed rate of interest and are shown under “Loans to others, long-term”, and senior secured loan financings of $60 million per vessel provided by financial institutions. Ship Finance has provided a guarantee for the senior secured loan relating to one of the vessels, which is secured by a first priority mortgage. At the end of their 15 year lease terms, CMA CGM has fixed price options to buy the vessels from Bluelot and Corte Real, who in turn have options to buy the vessels at the same prices from the vessel owners. In addition, CMA CGM has options to acquire each of the vessel-owning entities for $2.6 million on January 1, 2015, 2016, 2017 or 2018. If an option to acquire a vessel-owning entity is exercised, the provisions and obligations of the corresponding financing and lease agreements will no longer be applied. Because CMA CGM has options to acquire the vessel-owning entities and effectively terminate the agreements, it has been determined that Bluelot and Corte Real are variable interest entities in which Ship Finance is not the primary beneficiary.

These entities are being accounted for using the equity method as it has been determined that Ship Finance is not their primary beneficiary under FASB ASC 810.

4.	LONG-TERM DEBT

(in thousands of $)	June 30, 2012	December 31, 2011

Long-term debt:
8.5% Senior Notes due 2013	274,209	274,209
NOK500 million senior unsecured floating rate bonds due 2014	73,297	74,583
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2022	1,426,777	1,436,672

	1,899,283	1,910,464
Less: current portion of long-term debt	(209,378)	(150,342)

	1,689,905	1,760,122

The outstanding debt as of June 30, 2012 is repayable as follows:

(in thousands of $)
Year ending December 31

2012 (remaining six months)	81,146
2013	497,656
2014	304,786
2015	367,814
2016	177,171
Thereafter	470,710

Total debt	1,899,283

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.16% per annum at June 30, 2012 (December 31, 2011: 4.51%). This rate takes into consideration the effect of related interest rate swaps. At June 30, 2012, the three month US$ London Interbank Offered Rate, or LIBOR, was 0.46% (December 31, 2011: 0.58%) and the Norwegian Interbank Offered Rate, or NIBOR, was 2.35% (December 31, 2011: 2.89%).

The following table summarizes the amounts available for drawdown under the Company’s loan facilities as at June 30, 2012.

	As of June 30, 2012
(in millions of $)	Utilized	Available
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,360.8	11.1
Loan facilities secured against 8.5% Senior Notes held as treasury notes	66.0	—
Loan facilities secured against investment in securities	—	11.6
Unsecured borrowings:
8.5% Senior Notes due 2013	274.2	—
NOK500 million senior unsecured bonds due 2014	73.3	—
3.75% senior unsecured convertible bonds due 2016	125.0	—

	1,899.3	22.7

As of June 30, 2012, $11.6 million of a $55.0 million secured securities facility was available for borrowing based on 50% of the market value of the Company’s investment in certain marketable securities.

8.5% Senior Notes due 2013

On December 15, 2003, the Company issued $580 million of 8.5% senior notes. Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes were not redeemable prior to December 15, 2008, except in certain circumstances. After this date the Company may redeem notes at redemption prices which reduce from an initial redemption price of 104.25% to a redemption price of 100% from December 15, 2011, onwards.

In 2004, 2005 and 2006, the Company bought back and cancelled notes with an aggregate principal amount of $130.9 million. No notes were bought in 2007 and 2008. In 2009, 2010 and 2011 the Company purchased notes with principal amounts totalling $148.0 million, $5.0 million and $21.9 million, respectively, which are being held as treasury notes and against which certain borrowings are secured (see below). Gains of $20.6 million and $0.5 million were recorded on the purchases in 2009 and 2011, respectively, and a loss of $13,000 was recorded on the purchases in 2010. The net amount outstanding at June 30, 2012, was $274.2 million (December 31, 2011: $274.2 million).

NOK500 million senior unsecured bonds due 2014

On October 7, 2010, the Company issued a senior unsecured bond loan totalling NOK500.0 million in the Norwegian credit markets. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on April 7, 2014. The bonds may, in their entirety, be redeemed at the Company’s option from October 7, 2013, until April 6, 2014, upon giving bondholders at least 30 days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totalling NOK40.5 million in 2010, NOK13.0 million in 2011 and NOK10.0 million in the six months period ending June 30, 2012, which are being held as treasury bonds. The net amount outstanding at June 30, 2012, was NOK436.5 million, equivalent to $73.3 million (December 31, 2011: NOK446.5 million, equivalent to $74.6 million).

3.75% senior unsecured convertible bonds due 2016

On February 8, 2011, the Company issued a senior unsecured convertible bond loan totalling $125 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $22.81. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

$210 million secured term loan facility

In April 2006, five wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels, which serve as the security for this facility. The loan agreement was amended and restated in April 2012 in connection with the termination of the original charters of the vessels to Horizon Lines, LLC (“Horizon Lines”). The facility is non-recourse to Ship Finance International Limited, as the holding company does not guarantee this debt. However, as part of the amended agreement, Ship Finance will now indirectly guarantee that the revenues received by the vessel-owning subsidiaries over the remaining term of the loan will achieve certain minimum levels for each vessel, limited to $25 million in aggregate. The facility bears interest at LIBOR plus a margin and has a term of 12 years from the date of drawdown for each vessel. The net amount outstanding at June 30, 2012, was $174.9 million (December 31, 2011: $175.0 million).

$149 million secured term loan facility

In August 2007, five wholly-owned subsidiaries of the Company entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels, which served as the security for this facility. One of the vessels was sold in January 2008 and the loan facility is currently secured by the remaining four vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2012, was $86.6 million (December 31, 2011: $90.8 million).

$77 million secured term loan facility

In January 2008, two wholly-owned subsidiaries of the Company entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2012, was $48.7 million (December 31, 2011: $51.9 million).

$30 million secured revolving credit facility

In February 2008, a wholly-owned subsidiary of the Company entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel, which also serves as security for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. At June 30, 2012 the available amount under the facility was fully drawn. The net amount outstanding at June 30, 2012 was $8.0 million (December 31, 2011: $9.0 million).

$49 million secured term loan and revolving credit facility

In March 2008, two wholly-owned subsidiaries of the Company entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. In June 2011, the terms of the facility were amended such that part of the loan was transformed into a revolving credit facility. At December 31, 2011, the available amount under the facility was fully drawn. The net amount outstanding at June 30, 2012, was $30.6 million (December 31, 2011: $33.3 million).

$58 million secured revolving credit facility

In September 2008, two wholly-owned subsidiaries of the Company entered into a $58 million secured revolving credit facility with a syndicate of banks. The borrowings under this facility are secured by two 1,700 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At December 31, 2011, the available amount under the facility was fully drawn. The net amount outstanding at June 30, 2012, was $28.0 million (December 31, 2011: $33.6 million).

$60 million secured term loan facility

In June 2009, a wholly-owned subsidiary of the Company entered into a $60 million secured term loan facility with a bank. Borrowings under this facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and provide the security for this facility. The facility bears interest at LIBOR plus a margin and matures in January 2013. The net amount outstanding at June 30, 2012, was $43.8 million (December 31, 2011: $46.5 million).

$30 million secured term loan facility

In June 2009, a wholly-owned subsidiary of the Company entered into a $30 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and provide the security for this facility. The facility bears interest at LIBOR plus a margin and matures in January 2013. The net amount outstanding at June 30, 2012, was $22.2 million (December 31, 2011: $23.5 million).

$43 million secured term loan facility

In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured by a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at June 30, 2012, was $36.2 million (December 31, 2011: $37.6 million).

$725 million secured term loan and revolving credit facility

In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks that was secured by 26 vessels chartered to Frontline. In 2011, three of these vessels were sold and as at June 30, 2012, the facility was secured by the remaining 23 vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At June 30, 2012, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2011, was $408.8 million (December 31, 2011: $439.8 million).

$43 million secured term loan facility

In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured by a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at June 30, 2012, was $36.2 million (December 31, 2011: $37.6 million).

$25 million secured revolving credit facility

In September 2010, the Company entered into a $25 million secured revolving credit facility with a bank, which was secured by five non-double hull VLCCs. In 2011 and 2012, three of these vessels were sold and as at June 30, 2012, the facility was secured by the remaining two vessels. The facility bears interest at LIBOR plus a margin and matured in September 2012. At June 30, 2012, the available amount under the facility was fully drawn. The net amount outstanding at June 30, 2012, was $10.0 million (December 31, 2011: $15.0 million).

$54 million secured term loan facility

In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured by two Supramax drybulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at June 30, 2012, was $47.8 million (December 31, 2011: $49.8 million).

$95 million secured term loan and revolving credit facility

In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured by a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At June 30, 2012, the available amount under the facility was fully drawn. The net amount outstanding at June 30, 2012, was $82.5 million (December 31, 2011: $87.5 million).

$75 million secured term loan facility

In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured by three newbuilding Supramax drybulk carriers, two of which were delivered in 2011 and one which was delivered in 2012. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at June 30, 2012, was $71.4 million (December 31, 2011: $64.7 million).

$171 million secured term loan facility

In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is a Chinese export credit and is supported by China Export & Credit Insurance Corporation, or SINOSURE, who has provided an insurance policy in favour of the banks for part of the outstanding loan. The facility is secured by a newbuilding 1,700 TEU container vessel, which was delivered in 2010, and seven newbuilding Handysize drybulk carriers, five of which have been delivered as at June 30, 2012. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. At June 30, 2012, $35.7 million of the facility was undrawn, relating to the two vessels not yet delivered, of which $10.4 million was available for drawdown. The net amount outstanding at June 30, 2012, was $127.6 million (December 31, 2011: $96.8 million).

$55 million secured securities financing agreement

In June 2011, the Company entered into a $55 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility had not been utilized as at June 30, 2012.

$167 million secured term loan and revolving credit facility

In July 2011, five wholly-owned subsidiaries entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility were used to refinance a $350 million senior and junior secured term loan facility entered into in 2005, which matured in June 2012. The facility bears interest at LIBOR plus a margin, has a term of six years from drawdown, and is secured by five double-hull VLCCs vessels. At June 30, 2012, $0.7 million of the available amount under the facility was undrawn. The net amount outstanding at June 30, 2012, was $140.5 million (December 31, 2011: $nil).

$184 million secured term loan facility

In March 2012, four wholly-owned subsidiaries of the Company entered into a $184 million secured term loan facility with a bank, secured by four newbuilding container vessels, which are expected to be delivered in 2013. The facility bears interest at LIBOR plus a margin and has a term of approximately twelve years from delivery of each vessel. At June 30, 2012, $161 million of the facility was undrawn. The net amount outstanding at June 30, 2012, was $23.0 million (December 31, 2011: $nil).

The Company’s loan agreements contain certain financial covenants and require it to provide security to its lenders in the form of pledged assets. In general, the main financial covenants contained in the Company’s loan agreements provide limitations on the amount of its total borrowings and secured debt and include provisions that require it to (i) provide additional security or prepay certain amounts in the event the fair market value of the vessels securing a facility is less than an applicable percentage ranging between 100% to 140% of the principal amount outstanding under such facility; (ii) maintain available cash on a consolidated basis of not less than $25 million; (iii) maintain positive working capital on a consolidated basis; and (iv) maintain a ratio of total liabilities to adjusted total assets of less than 0.80.

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes all of the vessels and the drilling units that are currently owned by the Company; and (iv) a first priority security interest over all earnings and proceeds of insurance with respect to the assets in the relevant asset owning subsidiaries. The main covenants for the outstanding bonds include customary provisions limiting certain payments, including the payment of dividends and the incurrence of certain debt.

As of June 30, 2012, the Company was in compliance with all of the covenants in its debt and bond agreements.

5.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK500 million senior unsecured bonds due 2014. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, ABN AMRO Bank N.V., BNP Paribas, Bank of Scotland plc, NIBC Bank N.V., Scotiabank Europe Plc, DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds TSB Bank Plc, Commerzbank AG, The Royal Bank of Scotland plc, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks, majority of which have provided the Company with loans to which the swaps relate.

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2012	December 31, 2011

Designated derivative instruments - Liabilities:
Interest rate swaps	78,986	70,071
Cross currency interest rate swaps	1,909	2,012

Non-designated derivative instruments - Liabilities:
Interest rate swaps	1,486	1,445
Cross currency interest rate swaps	107	97
Swaptions	6,682	6,245

	89,170	79,870

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At June 30, 2012, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, which are all hedges against specific loans.

(in thousands of $) Notional Principal as at June 30, 2012	Inception date	Maturity date	Fixed interest rate

348,947 (reducing to 122,632)	March 2010	March 2015	1.96% - 2.22%
174,859 (reducing to 153,804)	April 2006	May 2019	3.67% - 6.00%
86,612 (remaining at 86,612)	September 2007	September 2012	4.85%
40,623 (reducing to 24,794)	March 2008	August 2018	4.05% - 4.15%
47,818 (reducing to 23,394)	April 2011	December 2018	2.13% - 2.80%
47,600 (reducing to 22,114)	May 2011	January 2019	1.70% - 2.58%
100,000 (remaining at 100,000)	August 2011	August 2021	2.50% - 2.93%
9,200 (increasing to 39,100)	May 2012	May 2022	1.80% - 1.85%
9,200 (increasing to 40,633)	June 2012	August 2022	1.76% - 1.78%
84,594 (equivalent to NOK500 million)	October 2010	April 2014	5.32%*

*

This swap relates to the NOK500 million senior unsecured bonds due 2014, and the 5.32% fixed interest rate paid is exchanged for the NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

As at June 30, 2012, the total notional principal amount subject to such swap agreements was $949.5 million (December 31, 2011: $1,070.7 million).

Foreign currency risk management

In September, 2010, the Company entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK500 million senior unsecured bonds due 2014.

Principal Receivable	Principal Payable	Inception date	Maturity date

NOK500 million	$84.6 million	October 2010	April 2014

Apart from the NOK500 million senior unsecured bonds due 2014, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities at June 30, 2012 and December 31, 2011 are as follows:

(in thousands of $)	June 30, 2012 Carrying value	June 30, 2012 Fair value	December 31, 2011 Carrying value	December 31, 2011 Fair value

Non-derivatives:
Cash and cash equivalents	100,788	100,788	94,915	94,915
Available for sale securities	39,644	39,644	23,324	23,324
NOK500 million senior unsecured bonds due 2014	73,297	68,096	74,583	63,769
8.5% Senior Notes due 2013	274,209	273,181	274,209	264,269
3.75% unsecured convertible bonds due 2016	125,000	107,011	125,000	84,876

Derivatives:
Interest rate/ currency swap contracts - long-term payables	89,170	89,170	79,870	79,870

The above long-term payables relating to interest rate swap contracts at June 30, 2012, include $6.7 million which relates to non-designated options to extend certain interest rate swaps (December 31, 2011: $6.2 million), with most of the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps (see Note 1 “Derivatives – Interest rate and currency swaps”), where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the consolidated statement of operations.

The above fair values of financial assets and liabilities are measured as follows:

		Fair value measurements using
(in thousands of $)	June 30, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Cash and cash equivalents	100,788	100,788
Available for sale securities	39,664	23,131		16,533

Total assets	140,452	123,919	—	16,533

Liabilities:
NOK500 million senior unsecured bonds due 2014	73,297	68,096
8.5% Senior Notes due 2013	274,209	273,181
3.75% unsecured convertible bonds due 2016	125,000	107,011
Interest rate swap contracts - long-term payables	89,170	89,170

Total liabilities	561,676	537,458	—	—

FASB ASC Topic 820 “Fair Value Measurement and Disclosures” emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. Available for sale securities are recorded at fair value, being their market value as at June 30, 2012.

The carrying value of the Company’s investment in available securities at June 30, 2012, includes $16.5 million of second lien notes issued by Horizon Lines in April 2012, as part of the termination compensation for the early termination of five bareboat charter agreements. The second lien notes have a face value of $40 million and will mature in October 2016. The notes are senior and secured debt, ranking on a second priority basis over the assets of Horizon Lines and earn interest at 13% per annum if paid in cash, 14% per annum if paid 50/50 in cash and newly issued notes and 15% per annum if paid in newly issued notes only.

The notes are not quoted in any active markets and the valuation was principally based on level 3 inputs. In estimating the market value of the notes, management considered factors including the liquidity of the notes, fair value of similar instruments, expected cash flows from interest and redemption and the impaired credit rating of the issuer. The estimated fair value of the notes at initial recognition was 40% of the face value of the notes, $16.0 million. Accrued interest of $1.3 million, receivable in newly issued notes is also recognised at 40% of the face value of the notes, $0.5 million.

Subsequent to initial recognition, there were no fair value changes in the period to June 30, 2012. The fair value of the notes ($16.0 million) was included in the determination of the gain on termination of the bareboat charters which is reported in the statement of operations under the heading, “gain on sale of assets and termination of charters”. The fair value of the accrued interest to be received in newly issued notes ($0.5 million) is reported in the statement of operations under the heading, “interest income- other”.

The estimated fair values for the 8.5% fixed rate Senior Notes, the floating rate NOK bonds and the 3.75% unsecured convertible bonds are based on the quoted market prices.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at June 30, 2012.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken (publ) AB NUF, ABN AMRO N.V., DNB Bank ASA and Nordea Bank ASA. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the six months ended June 30, 2012, Frontline accounted for approximately 55% of our operating revenues (for six months ended June 30, 2011: 59%, for the year ended December 31, 2011: 56%). There is thus a concentration of revenue risk with Frontline.

6.	SHARE CAPITAL ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2012	December 31, 2011
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2012	December 31, 2011
79,125,000 common shares of $1.00 par value each (December 31, 2011: 79,125,000 shares)	79,125	79,125

The Company’s common shares are listed on the New York Stock Exchange.

In March 2012, an employee of the Company, who has subsequently resigned, exercised options to acquire 100,000 shares in the Company at the option price of $6.85 per share. A subsidiary of the Company extended a short term credit to facilitate the purchase of these shares. Therefore the shares have been issued but they are not fully paid as at June 30, 2012 and the amount receivable from this former employee has been recorded as a reduction in equity.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the “Option Scheme”). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases. The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the six months ended June 30, 2012, the Company has credited contributed surplus with $5.3 million of such deemed equity contributions (December 31 2011: $16.2 million).

7.	SHARE OPTION PLAN

The Company operates a share option plan which was approved in November 2006 and expires in November 2016. Options are awarded at the discretion of the Board of Directors to directors and key employees. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date vest over a period of one to three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options, and authorized unissued shares of Ship Finance, treasury shares held by the Company or cash may be used to satisfy exercised options.

During the six months ended June 30, 2012, two employees exercised their option to acquire 250,000 shares of the Company. 100,000 shares were issued in respect of the exercised options and, at the discretion of the Board of Directors, the Company paid an employee $1.5 million in lieu of issuing the remaining 150,000 shares.

No options were granted in the six months ended June 30, 2012.

As of June 30, 2012 there was $0.5 million in unrecognized compensation costs related to non-vested options granted under the Options Scheme (December 31, 2011: $1.3 million). This cost will be recognized over the vesting periods, which average eight months.

8.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	6 months ended June 30,		Year ended December 31,
	2012	2011	2011

Basic:

Net income available to stockholders	100,178	73,569	131,175

Diluted:

Net income available to stockholders	100,178	73,569	131,175

Interest paid on convertible bonds	2,331	1,823	4,180

	102,509	75,392	135,355

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	6 months ended June 30,		Year ended December 31,
	2012	2011	2011

Basic earnings per share:
Weighted average number of common shares outstanding	79,176	79,125	79,125

Diluted earnings per share:
Weighted average number of common shares outstanding	79,176	79,125	79,125

Effect of dilutive share options	89	175	286

Effect of dilutive convertible debt	4,621	3,804	4,216

	83,886	83,104	83,627

9.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with Frontline and the Frontline Charterers (collectively Frontline Shipping, Frontline Shipping II and Frontline Shipping III Limited), and the following other related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:

•	Seadrill

•	Golden Ocean Group Limited (“Golden Ocean”)

•	Deep Sea

•	Golar LNG Limited (“Golar”)

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (Note 2):

(in thousands of $)	June 30, 2012	December 31, 2011

Amounts due from:
Frontline Charterers	29,749	8,356
Frontline	589	1,206
Seadrill	113	213

Total amount due from related parties	30,451	9,775

Loans to related parties - associated companies, long-term
SFL West Polaris	76,080	84,621
SFL Deepwater	172,695	189,563

Total loans to related parties - associated companies, long-term	248,775	274,184

Amounts due to:
Frontline Management	555	944
Bluelot	2,809	1,731
Corte Real	2,855	1,686
Deep Sea	152	—
Golar	127	53
Other related parties	206	7

Total amount due to related parties	6,704	4,421

SFL West Polaris, SFL Deepwater, Bluelot and Corte Real are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at June 30, 2012 (see Note 3). The amounts due to Bluelot and Corte Real are the balances on the current accounts between those companies and Ship Finance. As described below in “Related party loans”, at June 30, 2012 and December 31, 2011, the long-term loans from Ship Finance to SFL West Polaris and SFL Deepwater are presented net of their respective current accounts.

Related party leasing and service contracts

As at June 30, 2012, 28 of the Company’s vessels which were leased to the Frontline Charterers and two of its offshore supply vessels which were leased to a subsidiary of Deep Sea have been recorded as direct financing leases. In addition, at June 30, 2012, two vessels were leased to the Frontline Charterers and four offshore supply vessels were leased to subsidiaries of Deep Sea under operating leases.

At June 30, 2012, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $1,273.6 million (December 31, 2011: $1,301.4 million) of which $53.6 million (December 31, 2011: $54.4 million) represents short-term maturities.

At June 30, 2012, the net book value of assets leased under operating leases to the Frontline Charterers and Deep Sea was $147.3 million (December 31, 2011: $166.3 million).

A summary of leasing revenues earned from the Frontline Charterers and Deep Sea is as follows:

Payments (in millions of $)	6 months ended June 30, 2012	6 months ended June 30, 2011	Year ended December 31, 2011

Operating lease income	10.3	11.0	21.9
Direct financing lease interest income	30.0	50.1	97.8
Finance lease service revenue	33.1	35.7	70.0
Direct financing lease repayments	27.2	48.5	199.5

On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which at the time related to 28 vessels accounted for as direct financing leases. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts.

It was agreed that during the period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II will pay the Company 100% of the earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). The cash sweep for any full year is payable in March of the following year.

During the six months ended June 30, 2012, the Company accrued revenues of $29.9 million (June 30, 2011: $nil) under the cash sweep agreement.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company’s fleet above average threshold charter rates each fiscal year. The amended charter agreements increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. Of the $106 million compensation payment received; $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. During the six months ended June 30, 2012, the Company would have accrued $2.0 million (June 30, 2011: $2.4 million) of the 25% profit share agreement, however, following Frontline’s $50 million prepayment of profit share in 2011, another $48 million of profit share will need to accumulate before the 25% profit share revenues are recognized in the consolidated accounts.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In March 2012, the single-hull VLCC Titan Orion (ex Front Duke) was sold and its lease cancelled, with agreed termination fee of $9.2 million paid to Frontline.

As at June 30, 2012, the Company was owed a total of $29.7 million (December 31, 2011: $8.4 million) by the Frontline Charterers in respect of leasing contracts and profit sharing agreements.

As at June 30, 2012, the Company was owed $0.6 million (December 31, 2011: $1.2 million) by Frontline in respect of various items.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a fixed management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. (“Frontline Management”), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to the Frontline Charterers which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In the six months ended June 30, 2012, the Company also had four container vessels and ten drybulk carriers operating on time charter, for which the supervision of the technical management was sub-contracted to Frontline Management. In the six months ended June 30, 2012, management fees payable to Frontline Management amounted to $33.4 million (six months ended June 30, 2011: $36.4 million; December 31, 2011: $71.1 million).

In the six months ended June 30, 2012, the Company had four container vessels and ten drybulk carriers operating on time charter, for which part of the operating management was sub-contracted to Golden

Ocean. In the six months ended June 30, 2012, management fees payable to Golden Ocean amounted to approximately $0.2 million (six months ended June 30, 2011: $0.1 million; December 31, 2011: $0.2 million). Management fees are classified as ship operating expenses in the consolidated statements of operations.

We pay a commission of 1% to Frontline Management in respect of all payments received in respect of the five-year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In the six months ended June 30, 2012 we paid $62,000 to Frontline Management pursuant to this arrangement (six months ended June 30, 2011: $62,000; December 31, 2011: $124,000).

The Company also paid $0.2 million in the six months ended June 30, 2012 (six months ended June 30, 2011: $0.3 million; December 31, 2011: $0.5 million) to Frontline Management for the provision of management and administrative services.

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in the six months ended June 30, 2012 amounted to $0.9 million (six months ended June 30, 2011: $1.6 million; December 31, 2011: $3.1 million).

The Company paid $0.3 million in the six months ended June 30, 2012 (six months ended June 30, 2011: $0.2 million; December 31, 2011: $0.5 million) to Frontline Management AS for the provision of office facilities in Oslo.

As at June 30, 2012, the Company owes Frontline Management and Frontline Management AS a combined total of $0.6 million (December 31, 2011: $0.9 million) for various items, including newbuilding supervision fees, technical supervision fees and office costs.

The Company paid $113,000 in the six months ended June 30, 2012 (six months ended June 30, 2011: $43,000; December 31, 2011: $115,000) to Golar Management UK Limited, a subsidiary of Golar, for the provision of office facilities in London. At June 30, 2012, the Company owed Golar Management UK Limited $127,000 (December 31, 2011: $53,000).

The Company paid $12,000 in the six months ended June 30, 2012, (six months ended June 30, 2011: $20,000; December 31, 2011: $43,000) to Seadrill Management (S) Pte Ltd, a subsidiary of Seadrill, for the provision of office facilities in Singapore.

Related party loans – associated companies

In 2010, Ship Finance entered into agreements with SFL West Polaris and SFL Deepwater granting fixed interest loans to them of $145.0 million and $290.0 million, respectively. These loans are repayable in full on July 11, 2023, and October 1, 2023, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the six months ended June 30, 2012, the Company accrued interest income on these loans of $3.3 million from SFL West Polaris (six months ended June 30, 2011: $3.3 million; December 31, 2011: $6.5 million) and $6.5 million from SFL Deepwater (six months ended June 30, 2011: $6.5 million; December 31, 2011: $13.1 million).

Related party purchases and sales of vessels – 2011

In June 2011, a subsidiary of Seadrill, to which the jack-up drilling rig West Prospero was chartered, exercised its option to purchase the rig at the fixed option price of $133.1 million. The rig was owned by Rig Finance II, a wholly-owned subsidiary of the Company accounted for using the equity method. The transaction was effected as a sale of Rig Finance II and a gain of $4.1 million was recorded on the sale (see Note 3).

10.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

June 30, 2012

Book value of consolidated assets pledged under ship mortgages	$2,231 million

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rig and ultra deepwater drilling units through a combination of equity and long-term debt. Providers of such long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at June 30, 2012, the Company ($1.9 billion) and its equity-accounted subsidiaries ($1.3 billion) had a combined outstanding indebtedness of $3.2 billion (December 31, 2011: $3.3 billion) under various credit facilities. All of the Company’s vessels and jack-up rig and the ultra deepwater drilling units of its equity-accounted subsidiaries have been pledged under mortgages in respect of this outstanding indebtedness.

Other Contractual Commitments

The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

Following the sale of Rig Finance II to Seadrill (see Note 3), the Company has agreed to continue providing a $20 million guarantee on the entity’s term loan facility until June 2013, or such earlier date as the term loan facility is repaid in full. The guarantee is fully indemnified by Seadrill.

The Company has provided a guarantee for the senior secured loan financing relating to the container vessel chartered-in by SFL Corte Real Limited, which is a wholly-owned subsidiary accounted for using the equity method (see Note 3). At June 30, 2012, the outstanding balance on the loan, which is secured by a first priority mortgage on the vessel, was $54.8 million (December 31, 2011: $56.9 million).

The Company has provided guarantees for the secured term loan facilities relating to SFL West Polaris and SFL Deepwater which are wholly-owned subsidiaries of the Company accounted for using the equity method. The Company’s (100%) share of their assets and liabilities which includes the balances of their loan facilities is presented on its balance sheet on a net basis within ‘Investment in associated companies’. As of June 30, 2012, the guarantees provided to the providers of these entities’ loan facilities were limited to $270 million (December 31, 2011: $280 million) on a combined basis. As of June 30, 2012, the combined outstanding balance of these entities’ loan facilities of $1.3 billion (December 31, 2011: $1.4 billion) was included in the determination of the carrying value of Company’s investment in associated companies.

At June 30, 2012, the Company had contractual commitments under newbuilding contracts totalling $222.9 million (December 31, 2011: $275.6 million).

There are no other contractual commitments at June 30, 2012.

11.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include nine variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from January 2013 to January 2020. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At June 30, 2012, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $87.4 million, unearned lease income of $29.4 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $48.7 million, of which the short-term portion is $6.4 million.

The other seven fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at June 30, 2012, of $309.7 million. The outstanding loan balances in these entities total $199.8 million, of which the short-term portion is $20.8 million.

12.	SUBSEQUENT EVENTS

In August 2012, the Company entered into agreements to sell the OBO carrier Front Climber to an unrelated third party and simultaneously terminate the corresponding charter party with a subsidiary of Frontline. In connection with the sale, net proceeds of approximately $9.0 million including a $0.6 million charter termination compensation payment from Frontline is expected to be received. The vessel is scheduled to be delivered to its purchaser in the fourth quarter of 2012.

In July 2012, one of the Company’s charterers, Hong Xiang, redelivered four Handysize drybulk carriers before the final maturity of their charters. The agreed charter period was for a term of five years that commenced on the delivery of the vessels from the shipyard during 2011 and 2012. Beijing Jianlong Heavy Industry Group Co. Ltd. (“Jianlong”), a large Chinese industrial conglomerate and Hong Xiang’s parent company, guaranteed the obligations of Hong Xiang under the terms of the charter agreements. The Company intends to vigorously pursue all available legal options to recover amounts due to it under the charter agreements and claims for damages caused by Hong Xiang’s and Jianlong’s default under the charter agreements. All four vessels are currently redeployed in the market on short-term charters.

In July 2012, the OBO carrier Front Rider was delivered to its new owner. We received net sales proceeds of approximately $10.2 million including compensation receivable from Frontline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in demand for the carriage of drybulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: October 1, 2012

	By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS